Fig Publishing, Inc.

149 5th Avenue, Floor 10

New York, NY 10010

February 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Sonia Bednarowski

Re:	Fig Publishing, Inc.
Amendment No. 4, filed January 31, 2023, to
Offering Statement on Form 1-A
File No. 024-12017

Dear Ms. Bednarowski:

On behalf of Fig Publishing, Inc. (the “Company”), I hereby request that the U.S. Securities and Exchange Commission issue a qualification order for the above-referenced Amendment No. 4 to the Company’s Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m. Eastern Time on Tuesday, February 7, 2023, or as soon thereafter as is practicable.

Very truly yours,

/s/ Lee Charles (Chuck) Pettid
Lee Charles (Chuck) Pettid
President and Director